UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                 Kirkland's Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    497498105
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1105 North Market Street, 15th Floor          65 Livingston Avenue
       Wilmington, Delaware 19801                    Roseland, New Jersey  07068
       (302) 472-8000                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


THIS SCHEDULE 13D  AMENDMENT  NO. 1 (THE "AMENDED  13D") AMENDS AND RESTATES THE
SCHEDULE 13D FILED WITH SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MARCH 3, 2006 BY ENDOWMENT CAPITAL GROUP, LLC ("ENDOWMENT LLC") AND CERTAIN OF ITS AFFILIATES UNDER THE CENTRAL INDEX KEY FOR ENDOWMENT LLC (THE "PRIOR 13D"). THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. PHILIP C. TIMON, AND NOT ENDOWMENT LLC AND CERTAIN OF ITS AFFILIATES, IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13D. BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, MR. TIMON HAS CAUSED A SCHEDULE 13D TO BE FILED WITH THE SEC DISCLOSING THAT MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13D.

Cusip No.  497498105
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                          Endowment Capital Group, LLC
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware

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        Number of                        7) Sole Voting Power:              0*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:            0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:         0*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:       0*
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   0*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      0.0%*

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  14)  Type of Reporting Person (See Instructions):     CO

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*Endowment  Capital,  L.P.,  and  Long  Drive,  L.P.,  each a  Delaware  limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,828,294 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's Inc., a Tennessee corporation (the "Company") as of March 1, 2006 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possessed the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section
240.13d-3,   Endowment  LLC  is  deemed  to  beneficially  own  no  Shares,   or
approximately 0.0% of the Shares deemed issued and outstanding as of the Reporting Date. Endowment LLC's interest in the Shares is limited to its pecuniary interest, if any, in the Limited Partnerships.

THIS SCHEDULE 13D  AMENDMENT  NO. 1 (THE "AMENDED  13D") AMENDS AND RESTATES THE
SCHEDULE 13D FILED WITH SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MARCH 3, 2006 BY ENDOWMENT CAPITAL GROUP, LLC ("ENDOWMENT LLC") AND CERTAIN OF ITS AFFILIATES UNDER THE CENTRAL INDEX KEY FOR ENDOWMENT LLC (THE "PRIOR 13D"). THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. PHILIP C. TIMON, AND NOT ENDOWMENT LLC AND CERTAIN OF ITS AFFILIATES, IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13D. BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, MR. TIMON HAS CAUSED A SCHEDULE 13D TO BE FILED WITH THE SEC DISCLOSING THAT MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13D.



Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.

          The Limited Partnerships are engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Endowment LLC has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was, or is, now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon the information set forth in the Kirkland's, Inc. (the "Company") Quarterly Report on Form 10-Q for the quarterly period ending October 29, 2005 as filed with the Securities and Exchange Commission on December 6, 2005, there were 19,343,643 shares of the Company's Common Stock, no par value (the "Shares") issued and outstanding as of November 29, 2005. As of March 1, 2006, the Limited Partnerships owned in the aggregate 2,828,294 Shares. Endowment LLC is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possessed the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships as of March 1, 2006.

Thus, as of March 1, 2006, for the purposes of Reg. Section 240.13d-3, Endowment LLC is deemed to beneficially own no Shares, or approximately 0.0% of the Shares deemed issued and outstanding as of March 1, 2006.

          There were no transactions, during the sixty (60) days prior to March 1, 2006 in Shares, or securities convertible into, exercisable for, or exchangeable for Shares, by Endowment LLC or any person or entity controlled by Endowment LLC or any person or entity for which Endowment LLC possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended and restated in its entirety as follows:

          None



                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           January 4, 2007

                                           ENDOWMENT CAPITAL GROUP, LLC

                                           /s/ Philip C. Timon
                                           -------------------------------------
                                           Philip C. Timon, Sole Managing Member



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).